Exhibit 1

Amazônia Celular

TELE NORTE CELULAR PARTICIPAÇÕES S. A.

Publicly Held Company

CNPJ/MF Nº. 02.558.154/0001-29            NIRE Nº. 3130002551-9

BYLAWS

CHAPTER I

CHARACTERISTICS OF THE COMPANY

Article 1 – TELE NORTE CELULAR PARTICIPAÇÕES S.A. is a publicly held company ruled by these Bylaws and by the applicable legislation.

Article 2 – The Company has the following corporate object:

I.	to control companies engaged in the exploitation of Mobile Cellular Telephone Services, in the respective areas of concession or areas authorized for exploitation.

II.	to promote, through controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective areas of concession or authorization;

III.	to promote, perform or direct the funding, from internal or foreign sources to be used by the Company or by its subsidiaries;

IV.	to promote and incentive study and research activities aiming at the development of the mobile telephone industry;

V.	to perform, directly or through controlled or affiliated companies, technical specialized services related to the area of mobile telephony;

VI.	to promote, incentive and coordinate, directly or through controlled or affiliated companies, teaching and training of the personnel required for the mobile telephone industry;

VII.	to carry out or promote import of goods or services for and/or through controlled or affiliated companies;

VIII.	to perform other activities similar or related to its corporate object; and

IX.	to hold equity interest in other companies.

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Article 3 – The Company has its head office, and jurisdiction in the city of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, and when authorized by its Executive Board, provided compliance with Article 30 of these Bylaws, branches and offices may be opened in any part of the country or abroad.

Article 4 – The duration of the Company is undetermined.

CHAPTER II

CAPITAL STOCK

Article 5 – The subscribed and fully paid in capital stock is R$ 84,850,577.76 (eighty-four million, eight hundred and fifty thousand, five hundred and seventy-seven reais and seventy-six cents), represented by 6,701,682 (six million, seven hundred and one thousand, six hundred eighty-two) shares, being 2,492,476 (two million, four hundred and ninety-two thousand, four hundred and seventy-six) common shares and 4,209,206 (four million, two hundred and nine thousand, two hundred and six) preferred shares, all nominative and without par value.

Article 6 – The Company is authorized to increase the capital stock, by resolution of the Board of Directors, up to the limit of 700,000,000,000 (seven hundred billion) common or preferred shares, observing the legal limit of two-thirds (2/3) for the issuance of preferred shares without voting rights.

Article 7 – The Company may increase its capital stock, by resolution of the General Shareholders’ Meeting or of the Board of Directors, through the capitalization of retained earnings or reserves previously set up for this purpose by the General Shareholders’ Meeting.

Paragraph 1 – Such capitalization may be made without change in the number of shares.

Paragraph 2 – The balance of earnings or reserves lower than 1% (one per cent) of the capital stock shall not be capitalized.

Article 8 – The capital stock is represented by common and preferred shares, with no par value, and the capital may be increased, without regard to the proportion of each type of shares.

Article 9 – The preemptive rights regarding the issuance of shares, subscription bonuses or convertible debentures may be excluded, by resolution of the General Shareholders’ Meeting or of the Board of Directors, in the cases provided by Article 172 of the Corporate Law.

Article 10 – Each common share shall have the right to one vote in resolutions of the General Shareholders’ Meeting.

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Article 11 – Preferred shares shall not be entitled to vote, except in the event described in the Sole Paragraph hereof, and in the Sole Paragraph of Article 14, provided, however, that preferred shares will have a preference in the case of capital reimbursement, with no premium, and will be entitled to receive, on a preferential basis, minimum, non-cumulative dividends according to the greater of the following criteria:

I – six percent (6%) per annum of the amount resulting from the division of the subscribed capital stock by the amount of outstanding shares of the Company; or

II – right to share in the dividend to be distributed under Article 41 of these By-Laws based on the following criteria:

a) preference to receive a minimum non cumulative dividend corresponding to three percent (3%) of the net asset worth of each share; and

b) right to share in the profits to be distributed on equal conditions with common shares, after common shares have been paid a dividend equal to the minimum priority dividend mentioned in letter “a” above.

Sole Paragraph – The preferred shares shall acquire voting rights if for three (3) consecutive years the Company fails to pay minimum dividends that they are entitled to, under the terms of the caput of this article.

Article 12 – The shares of the Company are book-entry shares, and shall be maintained in an custody account in a financial institution, in name of their holders, without issuance of certificates.

CHAPTER III

GENERAL MEETING

Article 13 – The General Meeting is the higher managerial body of the Company, with powers to resolve upon all businesses related to the corporate object and to take all the necessary actions for the defense and development of the Company.

Article 14 – In addition to the attributions provided by law, the following is exclusively incumbent upon the General Meeting:

I.	to set up the global compensation of the members of the Board of Directors and Executive Board and the individual compensation of the members of the Fiscal Council;

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II.	to approve in advance the execution of any long-term agreements between the Company or its subsidiaries, on one side, and the controlling shareholder or subsidiaries, affiliates, companies under common control or controllers of the latter, or which are by any other form related to the Company, except when such agreements are ruled by uniform clauses.

Sole Paragraph – Without prejudice of the provisions of Article 115, Paragraph 1 of Law No. 6404/76, the holders of preferred shares shall be entitled to vote in the general meeting resolutions referred to in sub-section II of this Article, as well as in those referring to amendment or revocation of the following provisions of the Bylaws:

I.	Sub-section II of Article 14 and its Sole Paragraph;

II.	Sole Paragraph of Article 15; and

III.	Article 49

Article 15 – The General Shareholders’ Meeting shall be convened by the Board of Directors, or in the form set forth in the Sole Paragraph of Article 123 of Law No. 6404/76. When the General Shareholders’ Meeting is convened by the Board of Directors this must be substantiated by the Chairman of the Board.

Sole Paragraph – In the cases of Article 136 of Law 6404/76, the first call for the General Shareholders’ Meeting shall be made at least thirty (30) days in advance, and the second call at least ten (10) days in advance.

Article 16 – The General Shareholders’ Meeting is installed by the Chief Executive Officer of the Company or, in his absence or impediment, by any Officer, or by an Attorney-in-fact duly vested with specific powers for this purpose. When in attendance, the Chief Executive Officer shall chair the General Shareholders’ Meeting and appoint the Secretary. In the absence of the Chief Executive Officer, the General Shareholders’ Meeting shall elect the Chairman of the Meeting and the respective Secretary.

Article 17 – The discussions and resolutions of the General Shareholders’ Meeting shall be recorded in minutes drawn in the proper book and signed by all members of the presiding board and by shareholders present representing, at least, the majority required for the resolutions to be approved.

Paragraph 1 – The Minutes of Meeting may be drawn up in summarized way including dissident votes and objections.

Paragraph 2 – Unless otherwise resolved by the General Shareholders’ Meeting, the Minutes of Meeting shall be published without the signature of the shareholders.

Article 18 – Annually, within the four months subsequent to the end of the fiscal year, the General Shareholders’ Meeting is held, ordinarily, to:

I.	examine the management accounts and discuss and vote the financial statements;

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II.	resolve upon destination of the net income for the fiscal year and distribution of dividends; and

III.	elect the members of the Fiscal Council and, if the case may be, the members of the Board of Directors.

Article 19 – General Shareholders’ Meeting, is held, extraordinarily, whenever required by the company’s interest.

CHAPTER IV

COMPANY MANAGEMENT

SECTION I

GENERAL NORMS

Article 20 – The management of the Company shall be conducted by the Board of Directors and by the Executive Board.

Paragraph 1 – The Board of Directors, a joint committee, conducts the top level management of the Company.

Paragraph 2 – The Executive Board is the representative and executive body of the Company, and each of its members acts within their respective competence.

Paragraph 3 – The attributions and powers conferred by law to each of these governing bodies cannot be conferred to another body in the company.

Article 21 – The Members of the Board of Directors shall take office by signing the Terms to be drawn in the Book of Minutes of Meeting of the Board of Directors or of the Executive Board, as the case may be.

Article 22 – The members of the Board of Directors shall be elected for a period of three (3) years, reelection being permitted.

Sole Paragraph – The tenure of the members of the Board of Directors shall be extended until their successors have been invested.

ByLaws of Tele Norte Celular Participações S.A., consolidated in the General Extraordinary

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SECTION II

BOARD OF DIRECTORS

Article 23 – In addition to the attributions provided by law, it is incumbent upon the Board of Directors:

I.	to approve the annual budget of the Company, and of its controlled companies, in addition to the plan of business goals and strategies applicable to the budget period;

II.	to resolve upon the increase of the Company’s capital stock up to the authorized limit, and to resolve upon the issuance of subscription bonuses, and exclusion of the preemptive rights of shareholders, setting the conditions for issuance and placement of shares or subscription bonuses;

III.	to authorize the issuance of commercial papers for public subscription;

IV.	to resolve upon, with powers granted by the General Shareholders’ Meeting, on the conditions for the issuance of debentures, as provided in Paragraph 1 of article 59 of Law No. 6404/76;

V.	to authorize the sale of debentures, including convertible debentures issued by the Company and held as treasury papers;

VI.	to authorize the acquisition of shares issued by the Company, for cancellation or to be held as treasury stock to be disposed of at a later date;

VII.	to approve the acquisition or disposal by the Company of equity interest in other companies;

VIII.	to authorize the exchange of shares or other securities convertible into stock issued by controlled companies;

IX.	to authorize the disposal of, or lien on any assets that are part of the Company’s fixed assets;

X.	to authorize the acquisition of fixed assets, which individual value exceeds one percent (1%) of the net worthof the Company.

XI.	to authorize the waiver of any rights to subscribe shares, convertible debentures or subscription bonuses issued by controlled companies;

XII.	to approve, within the limits of the authorized capital stock, the concession of call options for the purchase of shares by their directors, employees and individuals who provide services to the Company or to its controlled companies.

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XIII.	to authorize the offer of secured or fide-jussio guarantees by the Company on behalf of third parties or controlled company.

XIV.	to authorize the practice of gratuitous acts on behalf of the employees or of the communities, considering the Company’s social responsibility; however, the offer of surety or guarantee to employees in the case of interstate and/or intermunicipal transfers and/or relocations, should not constitute matter requiring previous approval of the Board of Directors;

XV.	to approve the execution of loan or lease agreements, and the issuance of trade notes, which value exceeds one percent (1%) of the net worth of the Company, as well as of its controlled companies;

XVI.	to authorize the investment in new businesses or the creation of a subsidiary;

XVII.	to resolve upon the approval of the program of “Depositary Receipts” to be issued by the Company;

XVIII.	to submit to the approval of the General Shareholders’ Meeting the conclusion of any business or operation included among those mentioned in sub-section II of Article 14 of these bylaws;

XIX.	to authorize the a Company, as well as its controlled or affiliated companies to enter into, amend or terminate shareholder’s agreements;

XX.	to approve the policy of the Company’s complementary pension fund, as well as the collective agreements;

XXI.	to approve the Internal Regiment of the Board of Directors;

XXII.	to approve the proposal of the Executive Board with regards the Regiment of the Company, with its respective organizational structure, which includes the attributions and authority of the Executive Officers of the Company;

XXIII.	to elect and remove, at any time, the Executive Officers of the Company, including the Chief Executive Officer, setting forth their duties, observing compliance with the provisions of these bylaws;

XXIV.	to divide the global compensation amount among the members of the Board of Directors and Executive Board, setting forth their individual compensation;

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XXV.	to set forth guidelines for the exercise of voting rights by representatives of the Company, in the General Shareholders’ Meetings of controlled or affiliated companies;

XXVI.	to appoint representatives of the Company to participate of the management of companies in which it holds an equity interest; and

XXVII.	carry out any other activities delegated by the General Shareholders’ Meeting.

Sole Paragraph – The Board of Directors may delegate to any member of the Executive Board, the authority to resolve upon items IX and XIV of this Article, setting limits or not for the performance of such functions.

Article 24 – The Board of Directors is comprised by three (3) to eleven (11) effective members, one of which shall be the Chairman of the Board, and one the Vice-President; each effective member shall have a deputy to substitute for him in case of impediment, and temporary or definitive absences, until the investiture of the successor.

Article 25 – The members of the Board of Directors shall be elected by the General Shareholders’ Meeting, choosing among them the Chairman and the Vice President of the Board.

Sole Paragraph – In case of vacancy of the position of Efective Member, and if the respective deputy is not invested, the remaining Members of the Board shall appoint, out of them, the substitute to serve until the next General Shareholders’ Meeting.

Article 26 – The Board of Directors shall hold an ordinary meeting at each calendar quarter, and extraordinary meetings when convened by the Chairman or by two (2) Members of the Board; The Minutes of Meeting shall be drawn in the proper book.

Sole Paragraph – The meetings shall be convened by letter, cable or fax, and these shall be delivered at least ten (10) days in advance, except in really urgent cases, at the exclusive discretion of the Chairman of the Board of Directors; the call notice shall contain the agenda of issues to be discussed.

Article 27 – The resolutions of the Board of Directors shall be approved by absolute majority of votes, with the presence of the majority of its members, and it shall be incumbent upon the Chairman of the Board, when the case may be, to execute any acts required to ratify such resolutions.

SECTION III

EXECUTIVE BOARD

Article 28 – The Executive Board is comprised by one (1) Chief Executive Officer and two (2) Executive Officers, as follows:

a) Chief Financial Officer;

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b) Chief Officer – Human Resources.

Article 29 – In case of his absence or temporary impediment, the Chief Executive Officer shall be substituted by the Chief Financial Officer.

Paragraph 1 – In case of simultaneous absence or impediment of the Chief Executive Officer and of the Chief Financial Officer, the Chief Executive Officer shall be substituted by the Chief Officer of Human Resources.

Paragraph 2 – In case of their absence or temporary impediment, the Chief Financial Officer or the Chief Officer of Human Resources shall be substituted by another member of the Board appointed by the Chief Executive Officer.

Paragraph 3 – In case of vacancy in the Board of Directors, the Board shall elect a substitute to complete the term of the Member replaced.

Article 30 – Provided compliance with the provisions contained in these Bylaws, the Company shall be bound by: (i) the joint signature of two (2) Officers, one of which shall necessarily be the Chief Executive Officer; (ii) the signature of one (1) Officer together with an attorney-in-fact; or (iii) the joint signature of two (2) attorneys-in-fact, vested with specific powers.

Sole Paragraph – the powers-of-attorney granted by the Company, with the joint signature of two (2) Officers, one of which shall necessarily be the Chief Executive Officer, shall specify the powers granted thereby, and except for those granting “ad-judicia” powers shall be valid for a maximum period of one (1) year.

Article 31 – The following shall be specifically incumbent upon each member of the Executive Board:

I – CHIEF EXECUTIVE OFFICER - The accomplishment of the policy, guidelines and activities related to the core object of the Company, as stipulated by the Board of Directors.

II – CHIEF FINANCIAL OFFICER - The accomplishment of the policy, guidelines and economic-financial and accounting activities of the Company, as stipulated by the Board of Directors.

III – CHIEF OFFICER – HUMAN RESOURCES - Carry out and direct the actions relating to the management of the Company, comprising the recruitment, dimensioning, training and development of the Human Resources of the Company, as set forth by the Board of Directors.

ByLaws of Tele Norte Celular Participações S.A., consolidated in the General Extraordinary

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CHAPTER V

FISCAL COUNCIL

Article 32 – The Fiscal Council is an inspection body of the Company Management, and it shall operate on permanent basis.

Article 33 – The Fiscal Council shall be comprised by three (3) to five (5) members and the same number of deputy members.

Paragraph 1 – The tenure of the members of the Fiscal Council expires on the date of the first General Shareholders’ Meeting held after the respective election, reelection being permitted; the members shall remain in office until the investiture of the new members.

Paragraph 2 – On the first meeting held, the Fiscal Council, shall elect the Chairman, upon whom it shall be incumbent to fulfill the resolutions approved by the Board.

Paragraph 3 – The Fiscal Council may request the assignment by the Company of qualified personnel to provide secretarial work and technical support.

Article 34 – The Fiscal Council shall hold ordinary meetings at each calendar quarter, and extraordinary meetings whenever required.

Paragraph 1 – The meetings shall be convened by the Chairman of the Fiscal Council or by two (2) members of the Fiscal Council.

Paragraph 2 –The resolutions of the Fiscal Council shall be approved by absolute majority of votes, with the presence of the majority of its members.

Article 35 – The members of the Fiscal Council are substituted, in their absence or impediment, by their respective deputies.

Article 36 – In addition to the case of death, resignation, removal and other reasons stipulated in law, the seat of the members of the Fiscal Council shall be vacated if a member of the Fiscal Council fails to attend, without cause, two (2) consecutive meetings or three (3) alternate meetings during the same fiscal period.

Sole Paragraph – Should there be a vacancy in the Fiscal Council, and if the deputy member does not substitute for the full member, a General Meeting shall immediately be held to elect the substitute.

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CHAPTER VI

FISCAL YEAR AND INCOME STATEMENTS

Article 37 – The fiscal year of the company shall coincide with the calendar year.

Article 38 – At the end of the fiscal period, the Management shall prepare the Balance Sheets and other financial statements required by Law.

Article 39 – The Board of Directors shall submit to the General Meeting, together with the financial statements, a proposal for destination of the net income for the year, observing, however, the provisions of the Law and of these Bylaws.

Article 40 – In addition to the capital reserves required by law, the General Meeting may allocate up to ten percent (10%) of the net income, adjusted as provided in Article 202 of Law 6404/76, to set up a reserve to reinforce the working capital; the amount of this Reserve shall not exceed ten percent (10%) of the net worth recorded for the Company.

Sole Paragraph – The general meeting may also allocate to the establishment of an Investment Reserve the remaining balance of the net income of the year, with due justification by the officers by means of a capital budget, for the purpose of financing the expansion of the business of the Company or the creation of new ventures. Its establishment may not adversely affect the payment of the minimum compulsory dividend established in article 41 and its balance, jointly with the balance of the other profit reserves, except for the profits realizable, may not exceed the capital stock, subject to the capitalization or distribution of dividends in the amount of any excess.

Article 41 – The shareholders are entitled to a minimum compulsory dividend of twenty-five (25%) percent of the net income for each fiscal period, adjusted as provided in Article 202 of Law 6404/76.

Article 42 – The amount corresponding to the minimum compulsory dividend shall be allocated first to the payment of the dividend of the preferred shares, as provided in Article 11 of these Bylaws, up to the limit of the preferred rights; subsequently, shall be paid the dividend of the common shares, until each common share has received a dividend equal to that paid to the preferred shares; the balance of the minimum compulsory dividend, if any, shall be allocated under equal conditions, to both types of shares.

Sole Paragraph – If the amount of the minimum compulsory dividend is not sufficient to pay the priority dividend of the preferred shares, the minimum compulsory dividend shall be increased to the amount required to satisfy such payment.

Article 43 – After payment of the minimum compulsory dividend, the General Shareholders’ Meeting shall resolve upon the destination of the balance of the net income of the fiscal year. The

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management may present an allocation proposal including: (i) payment of a supplementary dividend to the shareholders; (ii) establishment of the Investment Reserve according to article 40, sole paragraph of these By-laws.

Article 44 – By resolution of the Board of Directors, the Company may pay, or credit as dividend, interest on shareholders’ equity, under the terms of Article 9 of Law 9249, of December 26, 1995. The interest paid shall be offset by the value of the minimum compulsory dividend due from the fiscal year, both to the holders of common and preferred shares.

Article 45 – By resolution of the Board of Directors, and provided compliance with the limitations in force, the Company may:

I.	Prepare semiannual balance sheets or at shorter periods, and, based on these, declare dividends; and

II.	declare intermediary dividends to be credited to the account of retained earnings or to the profit reserves existing at the closing of the last annual or semiannual balance sheet.

Article 46 – By resolution of the Board of Directors, the Company may assign part of the profits to the Management and to its employees.

Article 47 – The dividends not claimed within three 3 (three) years shall revert to the benefit of the Company.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 48 – The Company shall be dissolved and liquidated in the cases provided by Law, or by resolution of the General Shareholders’ Meeting, which will stipulate the manner of liquidation, and will elect the liquidator and the Fiscal Council for the period of liquidation, as well as their respective fees.

CHAPTER VIII

GENERAL AND TEMPORARY PROVISIONS

Article 49 – The approval by the Company, through its representatives, of merger, spin-off, incorporation or dissolution of its controlled companies, shall be preceded by an economic-financial

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analysis carried out by an independent and internationally reputable company confirming that all companies concerned are receiving fair and equal treatment and that their shareholders shall have full access to the report on such analysis.

Belo Horizonte, October 29, 2007

(sgd.) (illegible)

ANDRÉ MACHADO MASTROBUONO

CHIEF EXECUTIVE OFFICER

Minas Gerais Board of Trade

I certify the Registration under nr. 3817893

Protocol: 0744428644 – Date: 12/04/2007

Tele Norte Celular Participações S/A

AA423273

(sgd.) (illegible)

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